FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 12, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES CHANGE IN THE RATES  TO BE DEDUCTED FROM DIVIDENDS AND CHANGE IN CORPORATE TAX

NETANYA, Israel, January 12, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today an amendment to the Israeli Income Tax Ordinance, including, among others, the increase of the rate of tax to be deducted at source from dividends from 20% to 25%, as of January 1, 2012 and the promulgation of the corresponding regulations that set the Company's obligation to deduct such tax at source. Accordingly, the rate of tax that shall be deducted at source from the dividend declared by the Company on November 15, 2011 (scheduled to be paid on January 19, 2012), shall be 25%, subject to applicable exemptions. For additional details see the Company's current report on the Company's results of operations in the third quarter of 2011 on Form 6-K, filed on November 15, 2011, under "dividend".

The amendment to the ordinance also includes the previously reported recommendations to cancel the previously enacted reduction in the corporate tax rate, so that the corporate tax rate will increase to 25% commencing January 1, 2012 (corporate tax rate for 2011 is 24% and was previously scheduled to gradually decrease to 18% in 2016). For additional details see the Company's current report on the Company's results of operations in the third quarter of 2011 on Form 6-K, filed on November 15, 2011, under the financial statements as at September 30, 2011- Note 11.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.391 million subscribers (as at September 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 12, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel